GEMINI FUND SERVICES, LLC

450 Wireless Blvd.

Hauppauge, New York 11788

Emile R. Molineaux

General Counsel

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

March 16, 2006

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn :  Laura Hatch, Senior Attorney

(202) 551-6957

RE:      Northern Lights Fund Trust  (the “Registrant”) on behalf of The Biondo Fund

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Denise Cassidy, of Gemini Fund Services, LLC on February 21, 2006 with respect to the above-referenced filing (“January 3, 2006 485(a) Filing”).

Your comments are set forth below, and each is followed by the Registrant’s response.  Attached is a black-lined version showing changes made to the January 3, 2006 485(a) Filing in response to these comments and for other reasons.  We plan to file a 485(b) amendment to the Registrant’s registration statement on March 20, 2006.

Prospectus

Comment: 1	The Biondo Fund offers two classes: Investor Class and Shareholder Class. Differentiate between the two classes, i.e. who may invest in each class.
Response:

The Shareholder Class will be offered through brokers and financial intermediaries. The Investor Class will be offered directly by the Fund through the Advisor and the Transfer Agent.   Disclosure required by Item 7 (c) of Form N-1A has been added to the “Distribution of Shares” section of the Prospectus.

Comment: 2	Under the heading “Risk/Return Summary” add the name of the Investment Adviser of the Fund (this will show where the name of the Fund comes from).
Response:	The name of the Advisor, Biondo Investment Advisors, LLC, has been added to the “Risk/Return Summary” section of the Prospectus.
Comment: 3

The heading “Risk/Return Summary” and Item 4 under the heading “Investment Objective, Principal Investment Strategies and Related Risks” need to tie together. For instance under Item 4 it states “The Adviser attempts to control risk by overall asset allocation, industry diversification and by conducting valuation analysis to avoid overpayment for a security.” What is the “overall asset allocation”? Is this considered a principal or temporary investment strategy?  Provide more details.

Response:

The following has been added under the sections “Investment Objective, Principal Investment Strategies and Related Risk” sub-heading “Implementation of Investment Objective”:

“If the Adviser believes the overall market is overvalued, it has the discretion to move a portion of the Fund’s assets into fixed income securities, in order to take a more defensive position. The Adviser seeks to diversify across different industries in order to minimize industry specific risk. The Adviser conducts valuation analysis on a specific security basis. The Adviser conducts an in-depth valuation analysis in order to determine what the fair value of a company is. This includes, but is not limited to, price-to-earnings ratio analysis and discounted cash-flow analysis. When conducting price-to-earnings ratio analysis, the Adviser compares a specific company to its peers, to the market in general, and to its own historical valuation. The Adviser seeks to assign a value to a specific security and to purchase those securities that have the most attractive disparities between current price and the Adviser’s projected price.”

Comment: 4	Under the heading “Risk/Return Summary” the sub-heading “Principal Risks,” indicate what the principal risks are and provide details on each risk. Consider bullet points for each risk.
Response:

The section of the Prospectus has been revised and now reads:

o  Stock Market Risk. Stock markets can be volatile. In other words, the prices of stocks can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.  The Fund’s investments may decline in value if the stock markets perform poorly.  There is also a risk that the Fund’s investments will under perform either the securities markets generally or particular segments of the securities markets.

o  Risks Associated With Investments in Underlying Funds. Because the Fund may invest in Underlying Funds, the value of your investment will fluctuate in response to the performance of the Underlying Funds. In addition, investing through the Fund in an underlying portfolio of funds involves certain additional expenses and certain tax results that would not arise if you invested directly in the Underlying Funds.

o  Derivatives Risk. Investments in futures and options also will have a proportionate impact on the Fund. A small investment in derivatives could have a potentially large impact on the Fund’s performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the Fund will not correlate with the Fund’s other investments.

o  Interest Rate Risk. Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall.

o  Credit Risk. Fixed income securities have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of those issuers to make principal or interest payments, as compared to issuers of more highly rated securities.

o  Prepayment Risk. Certain types of debt securities, such as mortgage-backed securities, have yield and maturity characteristics corresponding to underlying assets. Unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain mortgage-backed securities, may include both interest and a partial payment of principal. Besides the scheduled repayment of principal, payments of principal may result from the voluntary prepayment, refinancing, or foreclosure of the underlying mortgage loans.

Comment: 5

Under the heading “Fees and Expenses,” footnote number 3; states that the expense limitation will not include expenses relating to dividends on securities sold short. Is this a principal strategy? If so, include the risks under the section “Principal Risks.” In addition, in the fee table estimate what the dividend expense on securities sold short would be (as a separate line item).

Response:

The Fund’s investment in short sales for hedging purposes is not a principal investment strategy, and therefore no additional disclosure was included. In addition, the dividend expense was considered when estimating the Fund’s expenses.

Comment: 6

Under the heading “Investment Objective, Principal Investment Strategies and Related Risks” the sub-heading “Implementation of Investment Objective” mentions that the Fund will invest in fixed income securities. State the minimum credit quality of these securities. If there isn’t a minimum, state that.

Response:

The section has been revised and now reads:

Fixed Income Securities:  The Fund may also invest in fixed income or debt securities.  The Fund may invest up to 20% of its total assets, measured at the time of investment, in fixed-income or debt securities with a minimum credit quality of A+.

Comment: 7

Under the heading “Investment Objective, Principal Investment Strategies and Related Risks” the sub-heading “Implementation of Investment Objective” states the Fund will invest in short sales. Include the percentage of assets of the Fund that will be investing in short sales.

Response:

The following sentence has been added under the heading “Investment Objective, Principal Investment Strategies and Related Risks” the sub-heading “Implementation of Investment Objective”:

The value of the Fund’s short positions may equal up to 20% of its net assets.  In addition, the risk disclosure related to portfolio turnover was deleted because the Fund expects an annual turnover rate of less than 100%.

Comment: 8	Under the heading “Investment Advisor” sub-heading “Portfolio Managers,” state if the portfolio managers have any prior experience managing mutual funds.
Response:	The following has been added under the heading “Investment Advisor” sub-heading “Portfolio Managers”: “The Portfolio Managers do not have any experience managing a mutual fund.
Comment: 9

Under the heading “Redemptions,” sub-heading “When Redemptions are Sent,” the sentence “The redemption request must be resubmitted once the check is cleared (usually within 12 days)” should be changed to 10 days.

Response:	The sentence has been revised to state 10 days.

Statement of Additional Information

Comment: 1

Under the Section entitled “Portfolio Managers,” (i) state which accounts are performance-based, if none state so; and (ii) describe the basis for each type of compensation received by the portfolio managers, i.e. just a fixed salary, what is it based on, for example, length of service, experience, etc.

Response:	The section entitled “Portfolio Mangers” has been revised accordingly.

The Registrant acknowledges that:

•     The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•     Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•     The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/Emile R. Molineaux

Emile R. Molineaux